Echo Therapeutics, Inc.
8 Penn Center
1628 JFK Blvd, Suite 300
Philadelphia, PA 19103

September 12, 2011

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, NE
Washington, DC 20549-6010
Attn: Mr. Gary Todd

Re:         Echo Therapeutics, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 18, 2011
Form 10-Q for the quarterly period ended March 31, 2011
Filed May 13, 2011
File No. 000-23017

Ladies and Gentlemen:

This letter sets forth the response of Echo Therapeutics, Inc. (“we” or “our”) to the comments on the above-referenced filings provided by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated August 25, 2011.

Each of the Staff’s comments is restated below in bold type and is followed by our response.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Plan, page 20

1.
You disclose that you require substantial additional funding to ultimately bring your products to market. In future filings please provide an indication of the magnitude and timing of your future cash requirements. Please refer to Section IV.A of Securities Act Release 33-8350.

In response to the Staff’s comment, we will provide in future filings an indication of the magnitude and timing of our future cash requirements, including:
•	Funds necessary to maintain current operations;
•	Commitments for capital or other expenditures; and

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September 12, 2011

•	The reasonably likely exposure to future cash requirements associated with known trends or uncertainties.
We plan to limit these disclosures to the 12 month period following the balance sheet date, as that best represents our foreseeable future.

Results of Operations, page 23
Gain (Loss) on Extinguishment of Debt, page 24

2.	We see on page 25 that BHP waived its placement agent fees and you recorded a gain on extinguishment of financing fee payable. Please tell us where you previously recorded the $200,000 payable.

In the 2nd Quarter of 2009, when the private placement agreement was executed with Burnham Hill Partners LLC (“BHP”), we recorded the fee as a debit to Additional Paid in Capital, representing costs associated with the consummated capital raise, and a credit to Accrued Expenses in our Balance Sheet.  When the accrual was subsequently reversed in the 1st Quarter of 2010 as result of a separate letter agreement with BHP that provided for a waiver of the fee, we recorded the extinguishment as a debit to Accrued Expenses and a credit to Gain on Extinguishment of Debt in our Results of Operations.

Item 8. Financial Statements

Consolidated Statements of Operations, page F-3

3.
We see you have recorded engineering services provided to your licensees as other revenue. Please tell us how you considered recording the related costs of this revenue as cost of service rather than as research and development as described on page 23 and F-27.

Our decision to record the related costs of the engineering services provided to our licensee (Ferndale) in R&D versus as a cost of revenues was twofold.  First, we assessed whether the revenue should be recorded at all, rather than being netted against R&D.  We went through the gross versus net analysis and determined that it met the requirements for gross presentation.  Therefore, the revenue was presented separately.  Next, we assessed whether cost of revenues and the resulting gross profit was a pertinent and meaningful metric for us to present.  We earn no gross profit related to our pass-through costs on the Ferndale collaboration. The reimbursement of our costs from Ferndale is dollar for dollar, without any markup or additional service fee. Therefore, we concluded the cost of revenues and gross profit presentation was not meaningful, but we did disclose that our revenues are equal to the underlying costs in the Other Revenue section of Note 13 on page F-27. Further, the disclosure in Note 1 regarding accounting principles surrounding Licensing and Other Revenue Recognition at the bottom of page F-10 also makes it clear to the reader that there is no gross profit earned in charging these services to our collaborative partner.

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September 12, 2011

Note 2. Summary of Significant Accounting Policies, page F-7

Accounts Receivable, page F-7

4.	We see you have recorded a receivable related to an insurance claim. Please tell us the nature of the claim, amount and when you anticipate receiving the reimbursement.

In November 2010, we experienced property damage at our Franklin, MA offices as a result of a broken water valve and subsequent flood. During December 2010, remediation efforts were conducted by third parties involving the cleaning and drying of carpets, removal of damaged furniture, reconstruction of walls, and relocation of offices within the facility. The aggregate cost of that remediation and replacement cost of damaged furniture and supplies was approximately $104,000 and was included in Accounts Receivable in our Balance Sheet as of December 31, 2010.  We received approximately $103,000, net of our $1,000 policy deductible, in cash reimbursement in January 2011 from our insurance carrier, and the receivable was then considered fully satisfied and removed from the Balance Sheet.

Intangible Assets and Other Long-Lived Assets, page F-7

5.
We refer to your disclosure that there was no impairment loss recorded in 2010 and 2009 related to the intangible assets acquired in 2007. In this regard, tell us how you considered the following events or changes in circumstances in evaluating the recoverability of the assets:

•	none of the company’s product candidates has received regulatory approval;
•	cash flows from the assets do not appear to have occurred as originally estimated when the intangible assets were acquired;
•	the company continues to have significant losses from operations; and
•	revenues declined from 2009 to 2010.

Refer to FASB ASC 350-30-35.

We considered the circumstances outlined by the Staff above and other circumstances to be events or changes in circumstances that indicate the carrying amount of the amortizable intangible assets may not be recoverable as described in ASC 360-10-35-21.  Therefore, we performed annual (or more frequent) impairment tests in accordance with FASB ASC 360-10 as required by ASC 350-30-35-14. Each time we performed an impairment analysis, including December 31, 2010, we concluded that the intangible assets were not impaired. The details of the specific inputs considered in the impairment tests are more fully described in our response to the Staff’s comment #7 below.

We do acknowledge that the pace of commercialization for these intangible asserts has not met our original plan; however, we concluded that that the useful lives of the intangible assets

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September 12, 2011

related to the AzoneTS-based technology had not changed, only our estimate of when the originally planned positive cash flows would begin in the valuation model, as a result of deferrals of the timelines in our development plans due to constrained financial resources post-acquisition. Despite the development delays, our estimation regarding their likelihood of receiving FDA approval remains substantially unchanged.  We have a history of raising capital to support our operations, and have made significant improvements in our capitalization in the last 12 months. Therefore, despite our losses from operations over the period since acquisition, we have no reason to believe that we will be unable to realize the projected risk-weighted cash flows from these products once the related development funds are strategically allocated to these development programs.

The Staff should note that, regarding the last bullet above, our revenues recorded in 2009 and 2010 relate solely to the Symphony and Prelude products, which are unrelated to the intangibles discussed above.

6.	Please tell us how you are able to reasonably estimate the amounts and timing of future cash flows for purposes of evaluating your intangible assets for impairment. In that regard, please explain:
•
How you determined the period that the intangible assets will directly or indirectly contribute to future cash flows, including management’s basis for the determination. For instance, we see in your 2007 10-K that you expected to “receive material net cash inflows from the commercialization of significant projects during the year ending December 31, 2010,” which you now indicate on page F-13 to occur during 2013.

•	The underlying reasons for the delay in commercialization of your products from the timing anticipated at acquisition.
•
How your modeling considers the probability of achieving those future cash flows. For instance, on page F-23 you indicate you have not recorded stock compensation expense related to grants of restricted stock, in part, because you are unable to estimate the timing of FDA approval.

•
Tell us the reasons for the change in the expected useful lives of intangible assets from six years as of December 31, 2010 to eight years as of June 30, 2011, as disclosed on page 8 of the Form 10-Q as of June 30, 2011.

We concluded that the development delays experienced in the AzoneTS-based technology products (described above) met the definition of a change in circumstances that required us to perform impairment analyses in each quarter following their acquisition to determine whether the carrying amount of the intangible assets remained recoverable.

In accordance with ASC 360-10-35-30, “estimates of future cash flows used to test the recoverability of a long-lived asset (asset group) shall incorporate the entity’s own assumptions about its use of the asset (asset group) and shall consider all available evidence. The assumptions used in developing those estimates shall be reasonable in relation to the assumptions used in

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September 12, 2011

developing other information used by the entity for comparable periods, such as internal budgets and projections, accruals related to incentive compensation plans, or information communicated to others.”

In each of those impairment assessments, we used all of the product and market related information that was available to us, implementing a forecasting methodology that was consistent with original methodology used to value the acquisition assets, and was also consistent with all internal forecasts and budgets.  We considered available information (obtained on a best efforts basis) in order to update the key assumptions and variables in the models, which necessarily involve applying considerable management judgment and our expertise regarding drug development and the related market opportunities. The details of the specific inputs considered in the impairment tests are more fully described in our response to the Staff’s comment #7 below.

Regarding your 1st and 2nd bullets above, following the acquisition of the AzoneTS-based technology, we have advanced the development programs for DurhalieveTM for the treatment of corticosteroid-responsive dermatoses and for the early stage AzoneTS reformulation drug candidates.  Unfortunately, due to financial constraints since that acquisition (only recently relieved), we have been unable to advance our AzoneTS product development programs as rapidly as we had originally anticipated and none of the specialty pharmaceutical development programs have been completed. We were largely unable to raise sufficient capital during the period following the filing of the 2007 Form 10-K through 2010 to support the rapid development of both the Prelude and Symphony products as well as the pharmaceutical products underlying AzoneTS technology. In fact, during this period, we sought development collaboration partner arrangements for each of the Prelude and Symphony products, which were both executed in 2009, and financially support a part of their development. During 2008 through 2010, we made a strategic decision to focus on the completion and approval of our Symphony tCGM System because we concluded that this product is the more easily advanced product in our pipeline (as to development and commercialization), and we believe the regulatory path to FDA approval may be a more efficient process than with our specialty pharmaceutical product candidates. These decisions significantly delayed our anticipated FDA approval estimates on the pharmaceutical products from our original estimates of 2010 to 2013 and we continue to evaluate our current operations and our cash requirements for when these development programs are likely to be completed.

The Staff should note, regarding the 3rd bullet above, that these intangibles are related to the AzoneTS-based technology and not the Symphony product, on which the vesting of restricted stock is based.  The likelihoods of each of those FDA approvals are completely unrelated.

Regarding your 4th bullet above, we have estimated that the future useful life of these intangible assets end upon expiration of the underlying patent to the technology in Year 2019. Therefore, as our estimate of the time to commercialization has been delayed, our estimated useful life, or amortization period, has been equally compressed from 8 years ending in Year 2018 (as reported in the Form 10-K) to 6 years ending in Year 2018 (as reported in the more recent Form 10-Q).

Securities and Exchange Commission
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7.
In light of your recurring losses, cash flow deficits and apparent delay in commercialization of the technology acquired in 2007, please provide us the amount by which the fair value of your intangible assets exceeded the carrying value as of December 31, 2010, describe to us how fair value was determined and describe to us the primary assumptions that were the key drivers of fair value. Refer to FASB ASC 360-10-35-17 to 35-35.

In periodically reviewing the carrying value of intangible assets, we considered if there have been events or circumstances that would indicate that the carrying amount of the intangible assets may not be recoverable, in accordance with FASB ASC 360-10-35-21.  If such events or circumstances existed, we performed an impairment test as described in 360-10-35-17. Under that standard, the first step in the impairment analysis is to compare the undiscounted cash flows to the carrying value of the intangibles.  Our undiscounted cash flows exceeded the carrying value at each of our assessment dates following acquisition, including December 31, 2010.  As a result, it was not necessary for us to conduct further analysis or to make a determination of the fair value of the intangible assets and we concluded there was no impairment. The undiscounted future cash flows of our intangible assets at December 31, 2010 exceeded the aggregate $9.6 million carrying value by approximately $27.8 million.

In conducting our impairment analyses, we considered valuation methodologies developed by us with the assistance of a third party advisory firm engaged by us concurrent with the 2007 acquisition, updated quarterly going forward for the then-current facts and circumstances around the underlying products development status as well as the timing and likelihood of FDA approval.

In general, the cash flows in the impairment analysis would be estimated using a methodology that is completely consistent with the methodology used to estimate the fair value of the intangible assets when acquired.  Key assumptions that would be used in estimating the future cash flows related to the intangible analysis are as follows:

•	Projection Period: We prepare a cash flow forecast for a period generally not to exceed ten years.

•
The potential market size is estimated based on estimates of prescription volume for the products.  These estimates are based on industry research related to the incidence of dermatoses and keloid scarring, market sizes for existing comparable products and other internal product research.

•	Projected revenue is estimated utilizing three significant estimates:

o	the estimated number of prescriptions written in the United States relating to dermatoses / keloid scarring, and the potential annual growth,

o	the potential market share of the related products in each year, and

o	average price per prescription, and the potential annual change.

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•	Estimated cost to complete is based on our expectations and the historical experience of our outside consultants with completing drug production.

•	Operating expenses are estimated based on a number of factors including comparison to the comparable market participants’ operating expense ratios.

•	A blended federal and state tax rate of 39%.

Utilizing these assumptions, we prepare three separate scenarios: a Best Case, a Base Case and a Worst Case, each incorporating various levels of ‘success’ or ‘failure’ regarding several of the key assumptions.  Our final undiscounted cash flows for purposes of the impairment analysis described above is a probability-weighted average of the three scenarios.

Licensing and Other Revenue Recognition, page F-10

8.
With respect to the upfront fees from the two license agreements entered into in 2009, please tell us the arrangement specific factors you considered in determining the periods for revenue recognition. For guidance on upfront payments, please refer to SAB Topic 13A.3.f.

During the 2nd quarter of 2009, we executed two separate licensing arrangements with Ferndale and Handok for our Prelude and Symphony products, respectively.  Each licensing resulted in our receipt of a $750,000 and $500,000 nonrefundable, upfront fee, respectively, as well as additional future regulatory milestones and reimbursement for our performance of certain research and development services.

SAB Topic 13A.3.f states that the Staff “believes that registrants should consider the specific facts and circumstances to determine the appropriate accounting for nonrefundable, up-front fees.” Specifically with regard to these types of collaboration contracts, the SAB further states that “supply or service transactions may involve the charge of a nonrefundable initial fee with subsequent periodic payments for future products or services. The initial fees may, in substance, be wholly or partly an advance payment for future products or services. In the examples above, the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance and generally should be deferred and recognized systematically over the periods that the fees are earned.”

We believe that these upfront payments generally are not separable from the payments we receive for providing research and development services because the license does not have stand-alone value from the research and development services that we provide under our agreements. Accordingly, we account for these elements as one unit of accounting and recognize upfront,

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 nonrefundable payments as revenue on a straight-line basis over our contractual or estimated performance period.

Revenue from the reimbursement of research and development efforts is recognized as the services are performed based on proportional performance adjusted from time to time for any delays or acceleration in the development of the product. We determine the basis of the estimated performance period based on the contractual requirements of our collaboration agreements. At each reporting period, it is our policy to evaluate whether events warrant a change in the estimated performance period.

With regard to these two contracts, we deferred the recognition of revenue from those upfront fees and are recognizing each on a straight line basis over the period between initial licensing contract execution and the anticipated FDA approval date for the related product (the date at which we believe our performance on the contract is substantially complete).  Subsequently each quarter, we have reconsidered our internal estimates of these anticipated FDA approval dates and adjusted the deferral period accordingly if we believed that the likely FDA approval date had changed. We will continue to reconsider these deferral periods quarterly until our underlying performance requirements are complete.

Note 7. Fair Values of Assets and Liabilities, page F-13

9.	Please tell us how you determined that the derivative liability for warrants is level 2 as opposed to level 3 in the FASB fair value hierarchy. Refer to FASB ASC 820-10-55-22b.

In making this determination on our derivative warrant liability disclosures, we considered the following definitions of Level 2 and Level 3 inputs per FASB ASC 820:

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for identical or similar assets and liabilities; quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  Level 3 assets or liabilities include financial instruments whose value is determined using unobservable inputs to pricing model, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

When we calculate the current value of the derivative warrant liability each quarter, we use an option pricing model, with variable inputs including:  volatility, risk-free interest rates, market price of the underlying stock, and contractual terms.   In earlier disclosures, we believed those

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inputs qualified as quoted and observable for similar instruments since all such inputs are observable to a market participant, and therefore would have met the higher criteria to be presented as a Level 2 item. Upon further review of the examples of Level 3 inputs in ASC 820 and the current practice by other registrants, it appears that option pricing models and at least one of the variable inputs above may be considered more appropriately presented as a Level 3 item.  In future filings we will present the fair value of the derivative warrant liability as a Level 3 item in our footnote disclosure. We also note that substantively all the disclosures required by ASC 820-10-50-2 for Level 3 liabilities are included in Note 6 or elsewhere in our Form 10-K.

Note 8. Preferred Stock, page F-14

10.	In future filings please briefly describe the certain circumstances when the Series B stock is redeemable. Refer to FASB ASC 505-10-50.

In response to the Staff’s comment, we will disclose in future filings the circumstances when the Series B stock is redeemable. This information was presented in earlier quarterly filings when the Series B stock was first issued, and in the current report on Form 8-K filed concurrent with the transaction, but had been omitted in more recent filings for brevity, including this Form 10-K.

Note 9. Common Stock, page F-17

11.
We refer to your disclosures beginning on page F-19 related to the placement agent engagement letters. We see you recorded the fair value of warrants issued to Burnham Hill Partners and Boenning & Scattergood as “both a debit and credit to additional paid-in capital as a stock issuance cost” and the LifeTech and Monarch Capital warrants as a “non-cash stock issuance cost.” Please explain why the accounting treatment disclosure is not consistent between the issuances.

Upon a review of these four transactions, we confirm that, although the descriptions in the filing differed, the accounting treatment was consistent.  We could have used the “both a debit and credit to additional paid-in capital as a stock issuance cost” wording on the 3rd and 4th transaction referenced above, and will do so in future filings if these prior transactions or similar new transactions are discussed.

Note 10. Stock Option Plans, page F-21

12.
We see that you have not recognized stock compensation expense on certain options and restricted stock because you cannot estimate the timing of completion of performance conditions related to FDA approval of one of your proposed products or the sale of your business. Please tell us how your determination regarding probability of achievement of the performance conditions, specifically related to FDA clearance, for stock compensation purposes is consistent with your conclusions

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September 12, 2011

regarding probability of future cash flows for purposes of valuing your intangible assets.

We have not started recognizing stock compensation expense on our restricted stock grants because we could not conclude that achievement of the related performance conditions was probable, as described in ASC 718-10-25-20.  This standard requires that  “accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition—compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.” Our deferral of these costs was not based on our inability to estimate the timing of completion of performance conditions as stated in the Staff’s question.

The performance conditions underlying our outstanding restricted stock include the first to occur of (i) FDA approval of our Symphony product or (ii) a sale of the Company, as defined.  The intangible assets are unrelated to the Symphony product, but instead related to our acquisition of AzoneTS-based technology. These products differ dramatically in their stage of completion and progress towards commercialization.  DurhalieveTM, a product based on the AzoneTS technology, is much further along in development than our Symphony product and therefore each of these products has a different likelihood of regulatory approval.

Note 11. Warrants, page F-24

13.	In future filings please expand the tabular data to clarify which warrants are accounted for as derivatives in liabilities and which warrants are accounted for as equity.

In response to the Staff’s comment, we will provide in future filings an indication in the table as to which warrants are accounted for as derivatives in Liabilities versus those that are accounted for as Equity.

14.
Please tell us how you considered whether the warrants containing a net settlement cashless exercise provision should be accounted for as derivatives. Refer to FASB ASC 815-10-15-102 and 815-10-15-74(a).

We acknowledge that certain of our outstanding warrants permit the warrantholder to net share settle the warrants.

Our analysis of warrants that include net share settlement provisions begins with determining if the warrant is a financial instrument meeting the definition of a derivative instrument as described in ASC 815-10-15-83.  The Company has concluded that its warrants meet the definition of a derivative instrument for the reasons set forth below.

However, we note that ASC 815-10-15 contains several scope exceptions that prevent certain instruments from being recognized as derivative instruments, including Certain Contracts

Securities and Exchange Commission
September 12, 2011

Involving an Entity’s Own Equity as described in ASC 815-10-15-74(a).  Specifically, ASC 815-10-15-74(a) states the following:

15-74  Notwithstanding the conditions of paragraphs 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a. Contracts issued or held by that reporting entity that are both:
1. Indexed to its own stock; and
2. Classified in stockholders’ equity in its statement of financial position.

In order to assess whether the warrants in question qualify for this scope exception, we followed a two-step process.  The first step is to determine whether the warrant is considered indexed solely to our stock and the second step is to determine if it would be classified as equity within our statement of financial position.

To determine whether the warrants are indexed to our stock, we applied the guidance in 815-40-15-5 through 15-7.  This guidance outlines its own two-step process as follows:

15-7  An entity shall evaluate whether an equity-linked financial instrument (or embedded feature), as discussed in paragraphs 815-40-15-5 through 15-8, is considered indexed to its own stock within the meaning of this Subtopic and paragraph 815-10-15-74(a) using the following two-step approach:

a. Evaluate the instrument's contingent exercise provisions, if any.
b. Evaluate the instrument's settlement provisions.

The ASC defines an exercise contingency as, “a provision that entitles the entity (or the counterparty) to exercise an equity-linked financial instrument (or embedded feature) based on changes in an underlying, including the occurrence (or nonoccurrence) of a specified event. Provisions that accelerate the timing of the entity's (or the counterparty's) ability to exercise an instrument and provisions that extend the length of time that an instrument is exercisable are examples of exercise contingencies.”  These warrants are and always have been fully exercisable from the date of issuance and no other contingencies exist.  Therefore, we concluded that these warrants have no contingent exercise provisions.

Next, we evaluated the settlement provisions of the warrants.  According to ASC 815-40-15-7C:

An instrument (or embedded feature) shall be considered indexed to an entity's own stock if its settlement amount will equal the difference between the following:

a. The fair value of a fixed number of the entity's equity shares; and
b. A fixed monetary amount or a fixed amount of a debt instrument issued by the entity.

We concluded that the settlement amount of the warrants equals the difference between the fair value of a fixed number of our shares (the number of shares explicitly covered by the warrant

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document) and a fixed monetary amount (the exercise price which is also explicitly stated in the warrant document).  Further, the warrantholder’s ability to net-share settle the warrants does not change our conclusion regarding the settlement provisions.  Regardless of whether the warrantholder elects to pay the full exercise price in cash or use the fair value of certain of our shares to pay all or a portion of the exercise price does not change the fixed nature of the settlement amount.  As described in 815-40-15-7D, “an instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.”  For the warrants in question, neither the strike price nor the number of shares used to calculate the settlement amount is subject to adjustment.  Even if one were to consider the warrantholder’s ability to pay a portion of the fixed settlement amount in our shares, the fair value of an entity’s stock price is an input into the fair value of a fixed-for-fixed option as stated in ASC 815-40-15-7E and would therefore not preclude an instrument from being considered indexed to the entity’s own stock.

It should be noted that for purposes of the response to this comment, we are not including warrants that have anti-dilution provisions.  Such provisions fail to meet the requirements for being considered indexed to our own stock due to the resulting possibility of adjustment to the settlement amount.  All such warrants have already been considered derivative instruments as described in our Note 6 on page F-13.

Since we concluded that the warrants were contracts indexed to our own stock, next we considered whether the contracts would be classified in stockholders’ equity in our statement of financial position.  In order to do this, we considered the guidance in ASC 480, Distinguishing Liabilities from Equity, and ASC 815-40, Contracts in Entity's Own Equity, since the warrants represent freestanding financial instruments.

First regarding ASC 480, we concluded that the warrants are not mandatorily redeemable financial instruments, do not represent an obligation to repurchase our shares by transferring our assets and do not represent and obligation to issue a variable number of shares.  Therefore, ASC 480 does not require the warrants to be recorded as liabilities.

As stated in ASC 815-40-25-1:

25-1  The initial balance sheet classification of contracts within the scope of this Subtopic generally is based on the concept that:

a. Contracts that require net cash settlement are assets or liabilities.
b. Contracts that require settlement in shares are equity instruments.

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The warrants in question have no provisions that would allow a net cash settlement and are only settleable in shares of our common stock.

ASC 815-40-25 states additional considerations necessary for equity classification including:

a. Settlement permitted in unregistered shares. The contract permits the entity to settle in unregistered shares.

The warrant documents permit us to settle in unregistered shares.  Generally, the warrant documents refer to the delivery of “Warrant Shares” which simply refers to shares of our common stock.  We acknowledge that certain warrants are covered by separate registration rights agreements.  All such registration payment arrangements have been accounted for separately in accordance with ASC 825-20, Registration Payment Arrangements, and do not impact our ability to deliver unregistered shares in settlement of these warrants.

b. Entity has sufficient authorized and unissued shares. The entity has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative instrument could remain outstanding.

At December 31, 2010 and for all subsequent reporting periods, we had sufficient authorized and unissued shares to settle the warrants.  Specifically, at December 31, 2010 we had authorized 100 million shares of common stock with approximately 31 million shares issued and outstanding.  Outstanding commitments to issue additional shares of common stock, including warrants, were approximately 18.5 million shares as detailed in our Note 9 on page F-21.

c. Contract contains an explicit share limit. The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

All of our warrant documents contain an explicit limit of the number of shares to be issued.

d. No required cash payment if entity fails to timely file. There are no required cash payments to the counterparty in the event the entity fails to make timely filings with the Securities and Exchanges Commission (SEC).

There are no provisions for us to make cash payments to the warrantholders in the event we fail to timely file with the SEC.

e. No cash-settled top-off or make-whole provisions. There are no cash settled top-off or make-whole provisions.

There are no such provisions in the warrant documents.

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September 12, 2011

f. No counterparty rights rank higher than shareholder rights. There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

There are no such provisions in the warrant documents.

g. No collateral required. There is no requirement in the contract to post collateral at any point or for any reason.

There are no such provisions in the warrant documents.

As a result of this analysis, we concluded that the warrants would be classified in equity in our statement of financial position. Since we have concluded that the warrants are indexed to our own stock and classified in stockholders’ equity in our statement of financial position, the warrants qualify for the scope exception as outlined in ASC 815-10-15-74(a).  As a result, the warrants are not required to be accounted for as derivative liabilities and are appropriately recorded in stockholders’ equity.

Form 10-Q for the quarterly period ended March 31, 2011

Consolidated Statements of Cash Flows, page 3

15.	Please tell us why proceeds from a stock subscription are presented as an operating cash receipt in the statement of cash flows. Refer to FASB ASC 230-10.

Upon further review of this transaction, we believe the $285,000 in 1st Quarter 2011 proceeds from the settlement of stock subscriptions receivable as of December 31, 2010 should have been reflected amongst Cash Flows from Financing Activities in the Statement of Cash Flows for the 3 months ended March 31, 2011 rather than amongst Cash Flows from Operating Activities. We will reflect it as such in future filings.

*           *           *           *           *

Securities and Exchange Commission
September 12, 2011

In connection with this response, we acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like additional information or want to discuss our responses to your comments, please contact the undersigned via telephone at (215) 717-4100 or via e-mail at cschnittker@echotx.com.

Very truly yours,

/s/ Christopher P. Schnittker
Christopher P. Schnittker, CPA
Chief Financial Officer